CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in Registration Statements No. 333-172806 on Form S-8; and to the use of our reports dated March 15, 2011, relating to the consolidated financial statements of Points International Ltd. and subsidiaries and management’s report on the effectiveness of Points International Ltd.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Points International Ltd. for the year ended December 31, 2010.

/s/ DELOITTE & TOUCHE LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 15, 2011